SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)

                                   Regus plc
--------------------------------------------------------------------------------
                                (Name of Issuer)

                ordinary shares, nominal value 5 pence per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   759144108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               February 27, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [ ] Rule 13d-1(b)

          [ ] Rule 13d-1(c)

          [X] Rule 13d-1(d)

-------------------                                            -----------------
CUSIP No. 759144108                   13G                      Page 2 of 7 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Mark Dixon
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom
--------------------------------------------------------------------------------
                              5.     SOLE VOTING POWER           -365,329,286-

      NUMBER OF               --------------------------------------------------
        SHARES                6.     SHARED VOTING POWER                   -0-
     BENEFICIALLY
       OWNED BY               --------------------------------------------------
         EACH                 7.     SOLE DISPOSITIVE POWER    -365,329,286-
      REPORTING
     PERSON WITH              --------------------------------------------------
                              8.     SHARED DISPOSITIVE POWER              -0-

--------------------------------------------------------------------------------

   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -365,329,286-
--------------------------------------------------------------------------------

  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               |_|
         CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         62.4%
--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP No. 759144108                   13G                      Page 3 of 7 Pages
-------------------                                            -----------------
--------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Maxon Investments B.V.
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         The Kingdom of the Netherlands
--------------------------------------------------------------------------------

                              5.     SOLE VOTING POWER           -365,329,286-
      NUMBER OF
        SHARES                --------------------------------------------------
     BENEFICIALLY             6.     SHARED VOTING POWER                   -0-
       OWNED BY
         EACH                 --------------------------------------------------
      REPORTING               7.     SOLE DISPOSITIVE POWER      -365,329,286-
     PERSON WITH
                              --------------------------------------------------
                              8.     SHARED DISPOSITIVE POWER              -0-

--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -365,329,286-
--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               |_|
         CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         62.4%
--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

     Regus plc

Item 1(b).  Address of Issuer's Principal Executive Offices:

     3000 Hillswood Drive

     Chertsey, Surrey KT16 0RS

     England

Item 2(a).  Name of Person Filing:

     This statement is filed on behalf of the persons identified in Item 4 below. In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

     Mark Dixon has his principal business office at 3000 Hillswood Drive, Chertsey, Surrey KT16 0RS, England. Maxon Investments B.V. has its principal business office at Strawinskylaan 3051, 3rd Floor, 1077ZX Amsterdam, The Netherlands.

Item 2(c).  Citizenship:

     Mark Dixon is an U.K. citizen. Maxon Investments BV is a private limited liability company incorporated in The Kingdom of the Netherlands.

Item 2(d).  Title of Class of Securities:

     This statement relates to the Company's ordinary shares, nominal value 5 pence per share (the "Ordinary Shares").

Item 2(e).  CUSIP Number:

     759144108

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

     (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange
             Act;

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

     (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);


                               Page 4 of 7 Pages

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

     (a) Amount Beneficially Owned, (b) Percent of Class and (c) Deemed Voting Power and Dispositive Power:

     Except stated below, the filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person's name in the table below. The table below indicates the beneficial ownership of Ordinary Shares as of March 31, 2002 of the persons filing this statement:

================================================================================
                                    Beneficial Ownership               %
                                     as of 03/31/02 (1)        as of 03/31/02(2)
                                     ------------------        -----------------
Maxon Investments B.V. (3)               365,329,286                 62.4
--------------------------------------------------------------------------------
Mark Dixon (4)                           365,329,286                 62.4
================================================================================

     (1) Each person has sole voting and dispositive power with respect to the Ordinary Shares shown as beneficially owned, except as indicated elsewhere herein.

     (2) Based on the 585,239,063 Ordinary Shares outstanding (including outstanding options granted in respect of 3,120,624 Ordinary Shares) as of March 31, 2002.

     (3) Mark Dixon holds 100% beneficial ownership interest in Maxon Investments B.V.

     (4) All Ordinary Shares owned by Maxon Investments B.V. have been included in the Ordinary Shares beneficially owned by Mark Dixon.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     Not applicable.

Item 8. Identification and Classification of Members of the Group:

     Not applicable.



                                Page 5 of 7 Pages

Item 9. Notice of Dissolution of Group:

     Not applicable.

Item 10. Certifications:

     Not applicable.



























                               Page 6 of 7 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 8, 2002


                                            MARK DIXON


                                            /s/ MARK DIXON
                                            ------------------------------------



                                            MAXON INVESTMENTS B.V.

                                            By: /s/ A.L.M. FLORIS
                                                --------------------------------
                                                 Name:  A.L.M. Floris
                                                 Title: Managing Director,
                                                        ABN-AMRO Trust Company
                                                        (Netherlands) B.V.


                                            By: /s/ ROB DE GROOT
                                                --------------------------------
                                                Name:  Rob de Groot
                                                Title: Managing Director,
                                                       ABN-AMRO Trust Company
                                                       (Netherlands) B.V.
















                               Page 7 of 7 Pages